June 3, 2011
VIA EDGAR
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Re:	PFSweb, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed March 31, 2011 Form 10-Q for the Quarter Ended March 31, 2011 Filed May 16, 2011 File No. 000-28275
Dear Ms. Collins:
          On behalf of PFSweb, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Securities and Exchange Commission contained in your letter dated May 18, 2011. For your convenience, we have set forth below the comments in italics, followed by the Company’s response thereto. Based on the Company’s responses, we do not believe any amendment to the above referenced filings is required.
Form 10-K for the Fiscal Year Ended December 31, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 30
1.	We note that your discussion of cash provided by operating activities is essentially a recitation of certain reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows as it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. See Section IV.B.1 of SEC Release 33-8350.
Response.
          In future filings we will revise our discussion to more fully address material changes in the underlying drivers that affect cash flows and we will put less focus on reciting the reconciling items on the cash flow statement.
500 North Central Expressway
Plano, Texas 75074
972-881-2900

Ms. Kathleen Collins
June 3, 2011

Item 1. Business
Clients and Marketing, page 11
2.	You disclose in a risk factor on page 20 that in fiscal 2010 four clients represented approximately 33% of your service fee revenue and three clients represented 37% of your product revenue. You also disclose in Note 3 to your financial statements that one product revenue customer represented 11% of your consolidated total net revenue in each of fiscal 2009 and 2010. Please tell us what consideration you gave to disclosing your dependence on certain customers in this section. Refer to Item 101(h)(4)(vi) of Regulation S-K. Also, we note the disclosure on page 46 that you are dependent upon the continuation of multiple arrangements with IBM and IPS. We also note that IPS, which had formerly been a joint venture between Ricoh Company and IBM, became a wholly owned subsidiary of Ricoh Company in June 2010. Please tell us if this change in IPS’ ownership has affected your arrangements with either IPS or IBM.
Response.
          Although we disclose in our Risk Factors and financial statement footnotes certain customer concentrations, our business is not dependent upon any single customer or group of related customers. In disclosing our customer concentration percentages in our financial statement footnotes, we identified client/customer arrangements that constituted 10% or more of consolidated revenue, product revenue or service fee revenue in either 2009 or 2010. In our Risk Factors, we identify a risk of client/customer concentration, although our business is not dependent upon any individual customer/client included in the Risk Factors (and which customers/clients are not related and do not constitute a group).
          Currently, the change in IPS’ ownership has not affected our arrangements with either IPS or IBM.
Notes to Consolidated Financial Statements
General
3.	We note that you have provided Condensed Financial Information of the Registrant in Schedule 1. Please tell us how you considered the disclosures required by Rule 4-08 (e)(3)(ii) of Regulation S-X
Response.
     In providing Condensed Financial Information of the Registrant in Schedule I, Rule 4-08 (e)(3)(ii) of Regulation S-X requires separate disclosure of the amounts of restricted net assets for consolidated subsidiaries as of the end of the most recently completed fiscal year. While we disclose the nature of such restrictions in our Vendor Financing and Debt and Capital Lease Obligations footnotes to the consolidated financial statements, in future filings we will also include a disclosure indicating the amount of such restricted net assets.

Ms. Kathleen Collins
June 3, 2011

Note 2. Significant Accounting Policies
Revenue and Cost Recognition, page 44
4.	We note you disclose on page 26 that revenues from your Agent or Flash model are recorded on a gross or net basis depending on the contract terms. Considering your clients maintain ownership of the inventory please explain to us how you would meet the criteria for gross reporting in ASC 605-45-45.
Response.
          In our Agent or Flash model, the client maintains inventory ownership until immediately prior to the sale of the product to the end-user customer. We review each relationship in this model to determine revenue recognition, on a gross or net basis, using the indicators noted in ASC 605-45-45. As noted in this regulation, it is a matter of judgment whether an entity should report revenue on a gross or net basis, depending upon its evaluation of these indicators. Based on these indicators, as noted below, the Company has historically recognized our Agent and Flash model activity on a net basis; however, we want to ensure the users of our financial statements are aware there may be agreements in the future that may warrant gross revenue recognition.

Indicator of
Principal
a.	Who is the primary obligor?	Client and PFSweb
b.	Who has inventory risk?	Client and PFSweb
c.	Latitude in establishing price	Client
d.	Value added to the product	Client
e.	Discretion in supplier selection	Client
f.	Determination of product specifications	N/A
g.	Who has physical loss inventory risk?	Client and PFSweb
h.	Who has credit risk?	Client and PFSweb
a.	Is the Company is the primary obligor in the arrangement? The client is responsible for acceptability of the goods purchased by a customer. The Company is responsible for shipping the product from the Company’s facility and arranging transportation for the product.

b.	Does the Company have general inventory risk (before customer order is placed or upon customer return)? The client maintains general inventory risk until the product is ordered by a customer. While the Company takes inventory risk for customer returns, this product is generally able to be returned to the client at full cost.

c.	Does the Company have latitude in establishing price? The client sets the sales price of product sold to their customers.

d.	Does the Company change the product or perform part of the service? The Company does not add value or change the product itself.

e.	Does the Company have discretion in supplier selection? The Company does not have discretion in supplier selection.

Ms. Kathleen Collins
June 3, 2011

f.	Is the Company involved in the determination of product or service specifications? This indicator is not applicable to the existing agreements given the nature of the product.

g.	Does the Company have physical loss inventory risk (after customer order or during shipping)? The Company has physical inventory loss risk to the extent of contractual shrink limits, otherwise the client maintains inventory risk.

h.	Does the Company have credit risk? The Company generally has credit risk, primarily credit card related exposure, although in certain instances is able to charge credit losses back to the client.
The collective weight of the above indicators generally establishes that the Company should record revenues in its Agent or Flash model on a net basis. However, in the future if the characteristics change we may record revenue on a gross basis for certain arrangements. In future filings, we will clarify that these types of arrangements are accounted for on a net basis.
Note 9. Commitments and Contingencies, page 58
5.	With respect to the eCOST matter, please note that if there is a reasonable possibility that a loss may have been incurred and the amount of that loss would be material, you must either disclose the estimated loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that any losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y. As part of your response, please tell us whether you considered your insurance coverage when determining the materiality of the contingency for disclosure purposes.
Response.
          We have disclosed that the Office of the U.S. Attorney has seized approximately $620,000 of eCOST funds in connection with its charge that an eCOST sales employee violated various federal criminal statutes relating to certain sales of eCOST products to certain customers. Based on the information available to date, we are unable to determine the amount of the loss, if any, relating to the seizure of the funds. We believe our disclosure complies with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y since we have disclosed the nature of the contingency (i.e., the seizure of the funds), have stated that we are unable to provide an estimate of the possible loss, and that the amount could have a material adverse effect upon the Company’s financial condition and results of operation. We have considered our insurance coverage (based on the information available to date) when determining the materiality of the foregoing contingency for disclosure purposes.
Note 12. Discontinued Operations, page 60
6.	Tell us how you determined that the remaining $0.8 million goodwill balance associated with eCOST.com was not impaired at December 31, 2010. In this regard, based on your purchase price of $2.3 million and the assets of discontinued operations of $3.9 million it is unclear to us how the remaining balance was not impaired as of December 31, 2010.

Ms. Kathleen Collins
June 3, 2011

Response.
          We conducted an impairment analysis as of December 31, 2010. The first step of our goodwill impairment analysis (ASC 350-20-35-4) was to compare the fair value of the eCOST reporting unit with its carrying amount, including goodwill. That step indicated that fair value of the eCOST reporting unit was less than its carrying value. As such, in accordance with ASC 350-20-35-9, we compared the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill by assigning the fair value of the reporting unit to the assets and liabilities of that unit as if the eCOST reporting unit had been acquired in a business combination.
          On February 18, 2011, the Company sold the revenue producing assets, including the intangible assets, of the eCOST reporting unit to a third party. As the sale was completed very near the impairment analysis date, we used the purchase price to approximate the fair value of the eCOST reporting unit and performed a “purchase price allocation” at that date using the inventory levels on February 18, 2011 to determine the implied value of goodwill as follows (in thousands):

Inventories	$994
Identifiable intangibles	$303
Goodwill	$810

Total purchase price	$2,107

          Note that the inventory balance at the sale date was less than at the balance sheet date ($2.8 million) due to a reduction of the inventory in anticipation of a possible sale of the reporting unit. However, there were no significant changes in the underlying business from December 31, 2010 to February 18, 2011, so we believe the implied value of the goodwill at February 18, 2011 is the best determination of fair value as it best represents the price that would be received to sell the reporting unit in an orderly transaction between market participants at the measurement date (ASC 350-20-35-22), December 31, 2010.
          As the balance sheet date carrying amount of the eCOST reporting unit goodwill ($3.6 million) exceeded the implied fair value of that goodwill ($810,000), we recorded an impairment loss in the amount equal to the excess ($2.8 million) during the quarter ended December 31, 2010. (ASC 350-20-35-11).
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 62
7.	We note that your CEO and CFO concluded that your disclosure controls and procedures as of December 31, 2010 were “effective, at a reasonable assurance level, to ensure that information required to be disclosed in the reports that [you] file and submit under the Exchange Act (i) is recorded, processed, summarized and reported as and when required and (ii) is accumulated and communicated to [your] management, including [your] Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.” Please confirm, if true, that your officers concluded your disclosure controls and procedures are effective to ensure that the information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and also to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is

Ms. Kathleen Collins
June 3, 2011

accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. In this regard, please note that if your conclusions concerning the effectiveness of your disclosure controls and procedures refer to the definition of disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act, then you should either (1) provide the entire definition or (2) clearly indicate that the evaluation was made with respect to disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your future filings accordingly. Please note that similar revisions should be made to the Item 4 disclosures in your Forms 10-Q.
Response.
          This will confirm that the Company’s officers concluded that its disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and also to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.
In future filings, we will revise our Controls and Procedures disclosure to read as follows:
We maintain a comprehensive set of disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As of [the evaluation date], an evaluation of the effectiveness of our disclosure controls and procedures was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, these disclosure controls and procedures were effective.
During the period that ended on the [evaluation date], there was no change in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Form 10-Q for the Quarterly Period Ended March 31, 2011
Item 4. Controls and Procedures, page 25
8.	We note your statement that “no significant changes were made to [your] internal controls or other factors that could significantly affect these controls subsequent to the date of your evaluation.” In addition, we note from your disclosure under “Changes in Internal Control over Financial Reporting” that “there have been no changes in [your] internal controls over financial reporting ...”. Please confirm that your assertions under Changes in Internal Control over Financial Reporting are correct. If so, revise your future filings to remove the reference to “significant changes” within your Disclosure Controls and Procedures discussion.

Ms. Kathleen Collins
June 3, 2011

Response.
          We confirm that our disclosure under “Changes in Internal Control over Financial Reporting” is correct and, as noted above, future filings will not contain a reference to “significant changes.”
          The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please contact the undersigned at (972) 881-2900 if you have any questions or require any further information.
Very truly yours,
/s/ Thomas J. Madden
Thomas J. Madden
Executive Vice President
Chief Financial Officer